082-34893


10015359


Apollo
HOSPITALS
TOUCHING LIVES

5th February 2010

The Secretary,
Bombay Stock Exchange Ltd (BSE)
Phiroze Jheejheebhoy Towers,
Dalal Street,
Mumbai - 400 001.

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

The National Stock Exchange,
2nd Floor, Isphani Centre,
Door No 123-124
Nungambakkam High Road
Nungambakkam
Chennai - 600 034

Dear Sir,

SUPPL

Sub: - Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 - Reg.

....

Please find enclosed the disclosure as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992, in respect of details of shares held by Ms. Shobana Kamineni as intimated by her under Regulation 13(2) on her appointment as Director on the Board of the Company

Kindly take on record the same.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Ref : ISIN US0376081065 - Rule 144a GDR
ISIN US0376082055 - Reg. S GDR

File No. 82-34893

3/10

IS/ISO 9001:2000

FORM - B

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13(2) and (6)]

Regulation 13(6) - Details of Shares held by Director or Officer of a Listed Company

Name & Address of Director / Officer	Date of assuming office of Director / Officer	No.& % of Shares / voting rights held at the time of becoming Director / Officer	Date of intimation to Company	Mode of Acquisition market purchase / Public rights / preferential offer etc.,	Trading member through whom the trade was executed with SEBI Regn.No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value
Ms. Shobana Kamineni No.10-3-326-A, Masab Tank, Hyderabad - 500 028	1st February 2010	1,094,976 (1.77%)	3rd February 2010	NA	NA	NA	NA	NA

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary